SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING




                         Commission File No.    1-11956
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|x| Form 10-K   | | Form 20-F   | | Form 11-K   | | Form 10-Q   | | Form N-SAR

For the period ended:   December 31, 2001
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|  | Transition Report on Form 10-K
|  | Transition Report on Form 20-F
|  | Transition Report on Form 11-K
|  | Transition Report on Form 10-Q
|  | Transition Report on Form N-SAR

For the transition period ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:







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Part I-Registrant Information
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                           Heartland Technology, Inc.
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Full name of Registrant:

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Former name if Applicable:

                        330 N. Jefferson Court, Suite 305
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Address of Principal Executive Office (Street and Number):

                                Chicago, Il 60661
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City, State and Zip Code:







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Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

|X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 10KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is currently experiencing substantial liquidity difficulties. Management has been focusing its efforts on developing plans to restructure its business. Specifically, the change in the nature of the Registrant's business has occurred due to the shutdown of Zecal Technology, LLC, in which the Registrant had an equity interest and the sale of P.G. Design Electronics, a significant subsidiary. Registrant is in default on significant amounts of its debt and has been reviewing and discussing with its creditors ways to restructure itself. Lastly, the Registrant has changed auditors for the fiscal year ended December 31, 2001. The devotion of management's attention to these matters has precluded management from focusing sufficient efforts necessary to ensure the filing of a complete and accurate Form 10-K. As a result, the Registrant is unable, without unreasonable effort or expense, to file its Form 10-K for the fiscal year ended December 31, 2001 within the prescribed period. The Registrant believes that the Form 10-K will be filed on or before the 15th calendar day following the due date.




Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:



     Richard P. Brandstatter          312                       575-0400
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            (Name)                (Area Code)               (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed:
                                                          | x | Yes     | | No
If the answer is no, identify report(s)


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          | x | Yes     | | No



If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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The Registrant generated preliminary total operating revenues of $7,060,000 for the year ended December 31, 2001 as compared to $22,619,000 for the year ended December 31, 2000 and incurred an estimated net loss of $8,160,000 for the year ended December 31, 2001 compared to a net loss of $4,335,000 for the year ended December 31, 2000. Results for 2001 are unaudited, subject to adjustment and reflect the sale of a significant subsidiary in June 2001.

                           Heartland Technology, Inc.
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                   Name of Registrant as Specified in Charter


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 22, 2002        By:        /s/  Richard P. Brandstatter
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                               Vice President-Finance, Secretary and Treasurer